Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-1 of System1, Inc. of our report dated June 7, 2021, except for the effects of discontinued operations on the year ended December 31, 2018, the effects of disclosing earnings per unit information, the segment information, and with respect to the matters that raise substantial doubt about the Company’s ability to continue as a going concern, discussed in Note 2 to the consolidated financial statements, as to which the date is September 15, 2021, relating to the financial statements of S1 Holdco, LLC, which appears in this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

February 9, 2022